Exhibit 99.2

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Corporate Office	TSX: SMT
NYSE AMERICAN: SMTS
Suite 4260, 161 Bay Street	BVL: SMT
Toronto, ON, Canada M5J 2S1
www.sierrametals.com

Table of Contents

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	Q3 AND 9M 2020 OPERATING AND FINANCIAL highlights	4

4.	COVID-19, OUTLOOK AND GUIDANCE	7

5.	RESULTS OF OPERATIONS	10

6.	SUMMARIZED FINANCIAL RESULTS	16

7.	QUARTERLY FINANCIAL REVIEW	20

8.	LIQUIDITY AND CAPITAL RESOURCES	23

9.	safety, health and environment	25

10.	OTHER RISKS AND UNCERTAINTIES	25

11.	NON-IFRS PERFORMANCE MEASURES	26

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	31

13.	OFF BALANCE SHEET ARRANGEMENTS	32

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	33

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	33

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of November 5, 2020 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE AMERICAN”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE AMERICAN. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSONS

Americo Zuzunaga, FAusIMM CP(Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Metallurgist) and Vice President of Metallurgy and Projects to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

2.	COMPANY OVERVIEW

Sierra Metals is a diversified Canadian mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add increased economic tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar, with the Bolivar West and Northwest zones, as well as at Cusi, with the Santa Rosa de Lima Zone. These results provide potential to further grow mineral resources and enhance shareholder value.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

The Company is focused on improving operating performance through the production of higher volumes of ore to reduce unit costs, strengthening its asset base, continuing to increase its mineral reserves and resources at each of its mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value.

3.	Q3 AND 9M 2020 OPERATING AND FINANCIAL highlights

	Three Months Ended		Nine Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Operating
Ore Processed / Tonnes Milled	798,458	709,461	2,050,641	1,940,353
Silver Ounces Produced (000's)	1,023	976	2,543	2,504
Copper Pounds Produced (000's)	12,153	11,127	33,636	28,582
Lead Pounds Produced (000's)	9,855	10,508	25,340	25,528
Zinc Pounds Produced (000's)	24,869	22,480	60,256	55,494
Gold Ounces Produced	3,989	3,490	10,408	8,016
Copper Equivalent Pounds Produced (000's)[1]	35,170	32,326	89,100	79,099
Zinc Equivalent Pounds Produced (000's)[1]	96,867	80,390	242,563	186,599
Silver Equivalent Ounces Produced (000's)[1]	4,193	4,917	12,119	13,645

Cash Cost per Tonne Processed	$36.02	$49.68	$39.44	$49.07
Cost of sales per AgEqOz[2]	$8.35	$8.27	$8.29	$8.18
Cash Cost per AgEqOz[2]	$7.68	$7.86	$7.84	$7.81
AISC per AgEqOz[2]	$15.67	$13.16	$14.51	$13.04
Cost of sales per CuEqLb[2]	$1.00	$1.26	$1.13	$1.40
Cash Cost per CuEqLb[2]	$0.92	$1.20	$1.07	$1.34
AISC per CuEqLb[2]	$1.87	$2.00	$1.97	$2.23
Cost of sales per ZnEqLb[2]	$0.36	$0.51	$0.41	$0.59
Cash Cost per ZnEqLb[2]	$0.33	$0.48	$0.39	$0.56
AISC per ZnEqLb[2]	$0.68	$0.81	$0.73	$0.94

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.30	$0.38	$0.36	$0.46
AISC per ZnEqLb (Yauricocha)[2]	$0.70	$0.66	$0.73	$0.77
Cash Cost per CuEqLb (Yauricocha)[2]	$0.82	$0.94	$0.97	$1.10
AISC per CuEqLb (Yauricocha)[2]	$1.93	$1.64	$2.00	$1.84
Cash Cost per CuEqLb (Bolivar)[2]	$1.01	$1.40	$1.06	$1.62
AISC per CuEqLb (Bolivar)[2]	$1.72	$2.53	$1.72	$2.84
Cash Cost per AgEqOz (Cusi)[2]	$11.56	$18.77	$17.20	$17.62
AISC per AgEqOz (Cusi)[2]	$16.47	$24.60	$23.54	$26.22
Financial
Revenues	$73,211	$64,551	$170,670	$164,404
Adjusted EBITDA[2]	$37,186	$21,554	$65,855	$46,153
Operating cash flows before movements in working capital	$37,852	$21,831	$66,746	$46,408
Adjusted net income attributable to shareholders[2]	$18,377	$4,115	$20,931	$6,646
Net income (loss) attributable to shareholders	$17,531	$1,779	$15,816	$(103)
Cash and cash equivalents	$63,846	$40,434	$63,846	$40,434
Working capital	$62,931	$50,932	$62,931	$50,932

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2020 were calculated using the following realized prices: $24.89/oz Ag, $2.97/lb Cu, $1.08/lb Zn, $0.85/lb Pb, $1,916/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2019 were calculated using the following realized prices: $17.28/oz Ag, $2.63/lb Cu, $1.06/lb Zn, $0.94/lb Pb, $1,481/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2020 were calculated using the following realized prices: $19.35/oz Ag, $2.63/lb Cu, $0.97/lb Zn, $0.80/lb Pb, $1,742/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized prices: $15.91/oz Ag, $2.74/lb Cu, $/1.16lb Zn, $0.91/lb Pb, $1,370/oz Au.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Q3 2020 Operational Highlights and Growth Initiatives

The Company achieved record quarterly consolidated equivalent copper production and ore throughput, driven by strong operational performance at its three mines despite the difficulties arising from the COVID-19 pandemic. Consolidated production of copper equivalent pounds increased 9% to 35.2 million pounds.

The Yauricocha Mine processed 318,155 tonnes during Q3 2020, representing a 4% increase compared to Q3 2019. Daily ore throughput averaged 3,636 TPD during the quarter, as the mine continued its efforts to recover some of its annual production lost due to the COVID-19 related shutdown in Peru.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

The Bolivar Mine processed a quarterly record of 410,468 tonnes in Q3 2020, representing a 24% increase over Q3 2019. The average daily ore throughput realized during the quarter was approximately 4,691 tpd, and the Company remains on track to reach the targeted 5,000 tpd during Q4 2020. The 24% increase in throughput, higher gold head grades, and higher recoveries partially offset by lower silver grades resulted in a 37% increase in copper equivalent pounds produced during Q3 2020 compared to Q3 2019. In Q3 2020, copper production increased by 32% to 6,734,000 pounds, silver production increased 15% to 199,000 ounces, and gold production increased 32% to 2,740 ounces compared to Q3 2019.

The Cusi mine produced a record 304,000 ounces of silver during the quarter, despite being in care and maintenance for part of the quarter. The mine resumed operations on July 28, 2020 and operated for 65 days during the quarter. Ore throughput reached approximately 1,074 tpd during Q3 2020, which was 34% higher than throughput rate achieved in Q3 2019. The mine continues to work towards reaching full capacity during Q4 2020. Total quarterly throughput was 69,835 tonnes which was 1% below the Q3 2019 throughput due to lower number of operating days in Q3 2020. Higher silver and gold grades, and higher gold recoveries were partially offset by 5% lower silver recoveries during Q3 2020 resulting in a 12% increase in silver equivalent ounces produced, despite slightly lower throughput.

Q3 2020 Production Highlights

•	Copper production of 12.2 million pounds; a 9% increase from Q3 2019

•	Silver production of 1.0 million ounces; a 5% increase from Q3 2019

•	Gold production of 3,989 ounces; a 14% increase from Q3 2019

•	Zinc production of 24.9 million pounds; an 11% increase from Q3 2019

•	Lead production of 9.9 million pounds; a 6% decrease from Q3 2019

•	Copper equivalent production of 35.2 million pounds; a 9% increase from Q3 2019

Q3 2020 Consolidated Financial Highlights

•	Revenue from metals payable of $73.2 million in Q3 2020 increased by 13% from $64.6 million in Q3 2019, largely due to the higher sales from the Bolivar mine. Bolivar quarterly revenues increased 59% due to the combined impact of higher realized metal prices and higher copper equivalent payable pounds, attributable to 24% increase in throughput. Quarterly revenues at Yauricocha were in line with Q3 2019, as the increase in metal prices was offset by the increase in treatment and refining costs, and lower copper equivalent payable pounds resulting from lower grades. Cusi revenues were in line with Q3 2019, as the 44% increase in average realized silver prices was offset by lower silver equivalent ounces sold, due to timing of sales.

•	Yauricocha’s cost of sales per copper equivalent payable pound was $0.92 (Q3 2019 - $1.04), cash cost per copper equivalent payable pound was $0.82 (Q3 2019 - $0.94), and AISC per zinc equivalent payable pound of $1.93 (Q3 2019 - $1.64). Cash costs per pound were driven lower mainly by the 26% lower operating costs per tonne during Q3 2020. The increase in the AISC per copper equivalent payable pound for Q3 2020 compared to Q3 2019 was due to the higher treatment and refining costs, higher sustaining capital and 5% lower copper equivalent payable pounds, attributable to lower head grades and recoveries for all metals, except zinc.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

•	Bolivar’s cost of sales per copper equivalent payable pound was $1.02 (Q3 2019 - $1.86), cash cost per copper equivalent payable pound was $1.01 (Q3 2019 - $1.40), and AISC per copper equivalent payable pound was $1.72 (Q3 2019 - $2.53) for Q3 2020. The decrease in the AISC per copper equivalent payable pound was due to lower operating costs per tonne and lower sustaining capital as compared to Q3 2019. Additionally, copper equivalent payable pounds were driven 36% higher by the 24% higher throughput and the increase in metal recoveries during Q3 2020 as compared to the same quarter of 2019.

•	Cusi’s cost of sales per silver equivalent payable ounce was $13.53 (Q3 2019 - $10.10), cash cost per silver equivalent payable ounce was $11.56 (Q3 2019 - $18.77), and AISC per silver equivalent payable ounce was $16.47 (Q3 2019 - $24.60) for Q3 2020. AISC per silver equivalent payable ounce decreased despite 31% lower silver equivalent ounces payable, resulting from unsold concentrate inventory at quarter end. Cash costs and AISC per silver equivalent payable ounce was lower due to 13% lower operating costs and 65% lower sustaining costs capital during the Q3 2020 as compared to Q3 2019.

•	Adjusted EBITDA(1) of $37.2 million for Q3 2020 increased by 73% compared to $21.6 million in Q3 2019. The increase in adjusted EBITDA in Q3 2020 was due to the increase in revenues realized and decrease in operating costs at all three mines;

•	Net income attributable to Shareholders of the Company for Q3 2020 was $17.5 million (Q3 2019: $1.8 million) or $0.11 per share (basic and diluted) (Q3 2019: $0.01);

•	Adjusted net income attributable to shareholders (1) of $18.4 million, or $0.11 per share, for Q3 2020 was higher than the adjusted net income of $4.1 million, or $0.03 per share for Q3 2019;

•	A large component of the net income for every period is the non-cash depletion charge in Peru, which was $2.4 million for Q3 2020 (Q3 2019: $2.9 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine;

•	Cash flow generated from operations before movements in working capital of $37.9 million for Q3 2020 increased compared to $21.8 million in Q3 2019. The increase in operating cash flow is mainly the result of higher revenues generated and higher gross margins realized; and

•	Cash and cash equivalents of $63.8 million and working capital of $62.9 million as at September 30, 2020 compared to $43.0 million and $49.9 million, respectively, at the end of 2019. Higher working capital at end of Q3 2020 was a result of the increase in cash and cash equivalents, and trade receivables, which more than compensated for the increase in current liabilities, attributable to movement between current and long term portion of the credit facility. Cash and cash equivalents have increased during 9M 2020 due to $47.2 million of operating cash flows being partially offset by capital expenditures incurred in Mexico and Peru of $23.0 million and interest payment of $3.2 million.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Project Development

•	Mine development at Bolívar during Q3 2020 totaled 1,745 meters. A portion of the meters (928m) were developed to prepare stopes for mine production. The remainder of the meters (817m) were related to the deepening of ramps in the Lower El Gallo Inferior orebody and Bolivar West orebody; and

•	During Q3 2020, at the Cusi property, mine development totaled 1,168 meters, which included 998 meters of ramp development at the Promontorio; the rest of the development related to stope preparation in various zones within the mines.

Exploration Highlights

Peru:

Suspension of surface exploration activities, which started in the second quarter of 2020, continued in Q3 2020 as a result of the COVID-19 emergency declaration and restrictions on manpower at site. During the first half of September 2020, evaluations of the exploration zones were completed to begin drilling operations in the copper and molybdenum porphyry, as well as in the southern end of the Central mine such as Doña Leona, El Paso, Kilkasca and Fortuna.

Exploration is expected to return to normal in Q4 2020.

Mexico:

Bolivar

•	At Bolívar during Q3 2020, 8,878 meters were drilled from surface as well as diamond drilling within the mine area towards La Montura which intersected a mineralized skarn orebody of semi-massive magnetite and disseminated chalcopyrite. Exploration also continued in the northwest extension of the Bolivar West.

Cusi

•	During Q3 2020, the Company drilled 3,220 meters in the NE system from Santa Rosa de Lima.

4.	COVID-19, OUTLOOK AND GUIDANCE

The Company continued ramping up its activities in Yauricocha and Bolivar during the third quarter of 2020, as restrictions were relaxed for mining and related activities in Peru and Mexico. The Cusi Mine, which remained under care and maintenance throughout the second quarter, also recommenced its operations on July 28, 2020.

All three mines of the Company delivered strong operating performance during the quarter, achieving ore throughput rate that exceeded these rates for the same quarter of 2019. The Company continued its proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on its employees, communities, operations, supply chain, and finances. These measures include, but are not limited to, quarantine, reducing on-site crew sizes, enhanced cleaning and disinfecting protocols, eliminating group meetings, requiring workers with symptoms not to come to work and promoting preventative measures including social distancing and frequent handwashing. All employees reporting for duty complete a testing and screening process, which includes a quarantine period before they are allowed to join the active workforce. Financial measures include preserving capital and deferring capital programs, where appropriate, to improve liquidity.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Global economic conditions improved during the quarter and metal prices demonstrated a sharp recovery. However, some uncertainty still exists as the number of COVID-19 infections continue to increase around the world and in the countries where the Company operates. A second wave of infections, followed by some restrictions on businesses, cannot be ruled out at this time. The Company is maintaining its revised 2020 production guidance, as stated below, issued on August 13, 2020, assuming no further shutdowns or work stoppages as a result of the COVID-19 pandemic.

	Revised 2020 Guidance		2019
	Low	High	Actual
Silver ounces (000's)	3,240	3,600	3,375
Gold ounces	12,963	14,403	11,632
Copper Pounds (000's)	41,025	45,583	39,889
Zinc Pounds (000's)	83,222	92,469	81,083
Lead Pounds (000's)	30,050	33,389	34,452
Silver equivalent ounces (000's)[1]	17,425	19,361	18,721
Copper equivalent pounds(000's)[1]	110,069	122,299	111,678
Zinc equivalent pounds (000's)[1]	286,786	318,651	267,658

(1) 2020 metal equivalent guidance was calculated using the following prices (Ag $17.94/oz, Au $1,484/oz, Zn $1.09/lb, Pb $0.92/lb and Cu $2.84/lb). 2019 metal equivalent actuals were calculated using 2019 realized prices (Ag $16.29/oz, Au $1,404/oz, Zn $1.14/lb, Pb $0.91/lb, Cu $2.73/lb).

Market Review and Trends

Metal Prices

One of the primary drivers of Sierra’s earnings and ability to generate operating cash flows are the market prices of silver, copper, zinc, lead and gold, which were approximately 13% higher for copper, 8% lower for lead, 43% higher for silver, 30% higher for gold during Q3 2020 compared to the average market prices for Q3 2019. Zinc prices for Q3 2020 were consistent with the same quarter of 2019.

LME Average Prices	Three months ended Sep 30,		Nine months ended Sep 30,
(In US dollars)	2020	2019	2020	2019
Silver (oz)	$24.39	$17.02	$19.22	$15.83
Copper (lb)	$2.96	$2.63	$2.65	$2.74
Lead (lb)	$0.85	$0.92	$0.82	$0.90
Zinc (lb)	$1.06	$1.06	$0.97	$1.18
Gold (oz)	$1,912	$1,474	$1,735	$1,363

The rapid economic revival from China since Q2 2020 improved copper demand, which provided a lift for copper prices in Q3 2020. Further, disruption in the world’s two largest copper producers, Peru and Chile, has also boosted copper prices. Both the countries have projected lower annual copper output in 2020, mainly due to the restrictions to combat the COVID-19 pandemic. Although the virus situation seems to be slowly getting under control, most companies operating in these countries may not return to full production this year. During Q3 2020, copper prices traded in a range of $2.72 to $3.10 per pound with an average price of $2.96 per pound compared with $2.63 per pound in Q3 2019. Sierra’s average realized copper price for Q3 2020 was $2.97 per pound compared to $2.63 per pound in Q3 2019.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Silver had a slow start to the year but gained strong upward momentum in Q3 2020. From $18 per ounce at the beginning of the year, silver declined to below $13 per ounce in Q2, as commodity prices fell sharply in response to the global COVID-19 related lockdowns. This decline resulting from lower industrial demand, created a value opportunity for investors and ETF, which pushed silver to over $29 per ounce in August. Silver’s strong momentum did not last long as it ended Q3 2020 just below $24 per ounce. Analysts believe there are lots of catalysts for the precious metals, which will support silver prices in the second half of 2020. Silver price averaged $24.39 in Q3 2020, or 43% higher than the Q3 2019 average price in Q3 2019. Sierra’s average realized silver price for Q3 2020 was $24.89 per ounce compared to $17.28 per ounce in Q3 2019.

The price of gold can fluctuate widely and is affected by a number of macroeconomic factors, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, global and regional supply and demand and the political and economic conditions of major gold-producing and gold-consuming countries throughout the world. In Q3 2020, gold prices continued to climb higher because of the challenges faced by the global economies related to prolonged COVID-19 pandemic. Fiscal policies and stimulus leading to low interest rates pushed gold to new heights. Gold prices touched a peak of $2,060 per ounce in August, but fell back below $1,950 per ounce, as a stronger US$ dollar and rising equities weighed on gold. In September, gold prices declined further, but stayed over the $1,850 per ounce level, as this prompted dip buying. Gold has since held closer to $1,900 levels, as most analysts and investors believe that the low interest environment will be in place for years. Gold price averaged $1,912 per ounce during Q3 2020 as compared to $1,474 per ounce in Q3 2019.

As in case of other base metals, zinc and lead prices also recovered in Q3 2020, after the decline due to lack of industrial demand in Q2 2020. After averaging $0.89 per pound in Q2 2020, zinc prices climbed back to average of $1.06 per pound in Q3 2020, consistent with the average price in Q3 2019. Lead prices have been lagging though. Despite the increase from $0.76 per pound in Q2 2020 to $0.85 per pound in Q3 2020, these prices remain below the Q3 2019 average of $0.92 per pound.

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at September 30, 2020 the US dollar/Peruvian Nuevo Sol exchange rate was 3.59 (December 31, 2019: 3.32) and the US dollar/Mexican Peso exchange rate was 22.36 (December 31, 2019: 18.87). A 10% change in the value of the Nuevo Sol and Peso against the US dollar would have resulted in a change of $1.1 million and $0.5 million in the Company’s net profit, respectively, assuming that our operational performance during 2020 is consistent with 2019.

The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2020			2019				2018
Production Highlights	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Ore Processed/tonnes milled
Yauricocha	318,155	202,534	285,225	321,701	307,239	254,165	233,814	268,363
Bolivar	410,468	308,951	377,562	348,434	331,818	326,208	263,238	272,645
Cusi	69,835	-	77,911	61,365	70,404	82,117	71,349	58,289
Consolidated	798,458	511,485	740,698	731,500	709,461	662,490	568,401	599,297
Silver ounces produced (000's)
Yauricocha	520	358	495	496	532	401	369	402
Bolivar	199	214	210	185	173	152	130	128
Cusi	304	-	243	190	271	283	192	171
Consolidated	1,023	572	948	871	976	836	691	701
Copper pounds produced (000's)
Yauricocha	5,419	4,164	5,384	5,648	6,012	4,536	3,863	4,702
Bolivar	6,734	5,544	6,391	5,660	5,115	5,187	3,869	4,230
Cusi	-	-	-	-	-	-	-	-
Consolidated	12,153	9,708	11,775	11,308	11,127	9,723	7,732	8,932
Lead pounds produced (000's)
Yauricocha	9,550	6,406	8,608	9,691	10,340	7,911	6,605	7,528
Bolivar	-	-	-	-	-	-	-	-
Cusi	305	-	471	233	168	154	349	421
Consolidated	9,855	6,406	9,079	9,924	10,508	8,065	6,954	7,949
Zinc pounds produced (000's)
Yauricocha	24,869	13,741	21,646	25,590	22,480	16,593	16,421	17,545
Bolivar	-	-	-	-	-	-	-	-
Cusi	-	-	-	-	-	-	-	-
Consolidated	24,869	13,741	21,646	25,590	22,480	16,593	16,421	17,545
Gold ounces produced
Yauricocha	1,076	850	1,254	1,322	1,282	809	753	850
Bolivar	2,740	1,912	2,191	2,216	2,073	1,586	1,100	1,163
Cusi	173	-	212	77	135	146	133	124
Consolidated	3,989	2,762	3,657	3,615	3,490	2,541	1,986	2,137

		2020		2019				2018
Production Highlights	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Silver equivalent ounces produced (000's)[1]
Yauricocha	2,652	2,081	3,071	3,566	3,496	3,110	2,832	3,209
Bolivar	1,213	1,216	1,394	1,251	1,129	1,252	931	1,029
Cusi	328	-	286	209	292	305	224	207
Consolidated	4,193	3,297	4,751	5,026	4,917	4,667	3,987	4,445
Copper equivalent pounds produced (000's)[1]
Yauricocha	22,244	14,354	20,147	23,093	22,988	16,811	15,459	16,929
Bolivar	10,173	8,389	9,147	8,099	7,420	6,770	5,083	5,426
Cusi	2,753	-	1,876	1,353	1,918	1,649	1,225	1,092
Consolidated	35,170	22,743	31,170	32,545	32,326	25,230	21,767	23,447
Zinc equivalent pounds produced (000's)[1]
Yauricocha	61,269	38,723	54,605	58,057	57,166	38,394	35,911	40,526
Bolivar	28,024	22,630	24,779	20,360	18,453	15,462	11,813	12,956
Cusi	7,574	-	5,082	3,403	4,771	`	2,838	2,612
Consolidated	96,867	61,353	84,466	81,820	80,390	53,856	50,562	56,095
Cash cost per tonne processed
Yauricocha	$50.09	$44.27	$70.20	$75.58	$67.86	$66.01	$73.63	$69.37
Bolivar	$21.50	$23.38	$25.82	$28.67	$29.37	$28.61	$31.47	$30.25
Cusi	$57.31	$-	$62.11	$83.64	$66.06	$54.04	$54.99	$57.74
Consolidated	$36.02	$34.26	$46.73	$53.91	$49.68	$46.11	$51.77	$50.44

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Consolidated Production	Three Months Ended			Nine Months Ended
	Sep 30, 2020	Sep 30, 2019	% Var	Sep 30, 2020	Sep 30, 2019	% Var
Tonnes processed	798,458	709,461	13%	2,050,641	1,940,353	6%
Daily throughput	9,125	8,108	13%	7,812	7,392	6%

Silver ounces (000's)	1,023	976	5%	2,543	2,504	2%
Copper pounds (000's)	12,153	11,127	9%	33,636	28,582	18%
Lead pounds (000's)	9,855	10,508	-6%	25,340	25,528	-1%
Zinc pounds (000's)	24,869	22,480	11%	60,256	55,494	9%
Gold ounces	3,989	3,490	14%	10,408	8,016	30%
Silver equivalent ounces (000's) (1)	4,193	4,917	-15%	12,119	13,645	-11%
Copper equivalent pounds (000's) (1)	35,170	32,326	9%	89,100	79,099	13%
Zinc equivalent pounds (000's) (1)	96,867	80,390	20%	242,563	186,599	30%
Metals payable in concentrates
Silver ounces (000's)	808	909	-11%	2,183	2,133	2%
Copper pounds (000's)	10,620	10,032	6%	30,347	26,004	17%
Lead pounds (000's)	8,671	9,953	-13%	23,380	24,144	-3%
Zinc pounds (000's)	20,205	18,168	11%	51,112	47,018	9%
Gold ounces	3,348	2,766	21%	9,574	6,289	52%
Silver equivalent ounces (000's) (1)	3,503	4,329	-19%	10,698	11,931	-10%
Copper equivalent pounds (000's) (1)	29,382	28,442	3%	78,651	69,768	13%
Zinc equivalent pounds (000's) (1)	80,927	70,567	15%	214,119	165,774	29%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2020 were calculated using the following realized prices: $24.89/oz Ag, $2.97/lb Cu, $1.08/lb Zn, $0.85/lb Pb, $1,916/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2019 were calculated using the following realized prices: $17.28/oz Ag, $2.63/lb Cu, $1.06/lb Zn, $0.94/lb Pb, $1,481/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2020 were calculated using the following realized prices: $19.35/oz Ag, $2.63/lb Cu, $0.97/lb Zn, $0.80/lb Pb, $1,742/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized prices: $15.91/oz Ag, $2.74/lb Cu, $/1.16lb Zn, $0.91/lb Pb, $1,370/oz Au.

The Peruvian Operation

Yauricocha Mine, Yauyos, Peru

Corona’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is permitted to produce at a rate of 3,150 tpd, which the Company expects to increase to 3,600 tpd during 2020 upon receipt of the ITS permit. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold
-	A lead oxide deposit, containing lead, silver and gold
-	A copper oxide deposit, containing copper, silver, lead and gold

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three and nine months ended September 30, 2020 has been provided below:

Yauricocha Production	Three Months Ended			Nine Months Ended
	Sep 30, 2020	Sep 30, 2019	% Var.	Sep 30, 2020	Sep 30, 2019	% Var.
Tonnes processed	318,155	307,239	4%	805,914	795,218	1%
Daily throughput	3,636	3,511	4%	3,070	3,029	1%

Silver grade (g/t)	61.32	66.36	-8%	64.19	64.49	0%
Copper grade	1.01%	1.12%	-9%	1.11%	1.06%	4%
Lead grade	1.52%	1.69%	-10%	1.56%	1.58%	-1%
Zinc grade	4.00%	3.79%	5%	3.84%	3.59%	7%
Gold Grade (g/t)	0.55	0.59	-7%	0.61	0.58	6%

Silver recovery	82.93%	81.21%	2%	82.56%	79.00%	5%
Copper recovery	76.20%	79.36%	-4%	76.19%	77.68%	-2%
Lead recovery	89.53%	90.51%	-1%	88.58%	89.71%	-1%
Zinc recovery	88.63%	87.48%	1%	88.32%	88.25%	0%
Gold Recovery	19.19%	22.13%	-13%	19.97%	19.13%	4%
Silver production (000 oz)	520	532	-2%	1,373	1,303	5%
Copper production (000 lb)	5,419	6,012	-10%	14,967	14,411	4%
Lead production (000 lb)	9,550	10,340	-8%	24,564	24,857	-1%
Zinc production (000 lb)	24,869	22,480	11%	60,256	55,494	9%
Gold Production (oz)	1,076	1,282	-16%	3,180	2,844	12%

Copper equivalent pounds (000's)(1)	22,245	22,987	-3%	56,809	55,318	3%
Zinc equivalent pounds (000's)(1)	61,269	57,166	7%	154,655	132,142	17%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2020 were calculated using the following realized prices: $24.89/oz Ag, $2.97/lb Cu, $1.08/lb Zn, $0.85/lb Pb, $1,916/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2019 were calculated using the following realized prices: $17.28/oz Ag, $2.63/lb Cu, $1.06/lb Zn, $0.94/lb Pb, $1,481/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2020 were calculated using the following realized prices: $19.35/oz Ag, $2.63/lb Cu, $0.97/lb Zn, $0.80/lb Pb, $1,742/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized prices: $15.91/oz Ag, $2.74/lb Cu, $/1.16lb Zn, $0.91/lb Pb, $1,370/oz Au.

The Yauricocha Mine processed 318,155 tonnes during Q3 2020, representing a 4% increase compared to Q3 2019. Daily ore throughput averaged 3,636 tpd during the quarter, as the mine continued its efforts to recover some of its annual production lost due to the COVID-19 related shutdown in Peru.

Grades for all metals except zinc were lower for the quarter due to a lower proportion of ore coming from the high-grade small ore bodies, compared to the third quarter of 2019. Zinc grades were higher during the third quarter of 2020 due to mining in the Cachi Cachi area. However, recoveries were negatively affected by lower head grades and slightly reduced residence capacity in the flotation process, as a result of higher throughput. With the commissioning of the new DR-180 flotation cells and the related automated controls of the flotation process, the Company anticipates an improvement in recoveries for the rest of the year.

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217 hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. By the end of year 2019, the throughput capacity of the Piedras Verdes plant had been increased to 4,500 tpd, by installation of three flash floatation cells and parallel configuration of the mill. The Company expects to achieve sustained production levels of 5,000 tonnes per day level by the end of the 2020.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

At Bolívar during Q3 2020, 8,878 meters were drilled from surface as well as diamond drilling within the mine area towards La Montura which intersected a mineralized skarn orebody of semi-massive magnetite and disseminated chalcopyrite. Exploration also continued in the northwest extension of the Bolivar West.

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three and nine months ended September 30, 2020 has been provided below:

Bolivar Production	Three Months Ended			Nine Months Ended
	Sep 30, 2020	Sep 30, 2019	% Var.	Sep 30, 2020	Sep 30, 2019	% Var.
Tonnes processed (t)	410,468	331,818	24%	1,096,981	921,263	19%
Daily throughput	4,691	3,792	24%	4,179	3,510	19%

Copper grade	0.86%	0.86%	0%	0.89%	0.85%	6%
Silver grade (g/t)	18.20	20.53	-11%	21.39	19.36	10%
Gold grade (g/t)	0.32	0.31	3%	0.30	0.25	21%

Copper recovery	86.07%	81.28%	6%	86.31%	82.35%	5%
Silver recovery	82.89%	78.99%	5%	82.56%	79.38%	4%
Gold recovery	64.17%	62.35%	3%	63.97%	64.15%	0%

Copper production (000 lb)	6,734	5,115	32%	18,669	14,171	32%
Silver production (000 oz)	199	173	15%	623	455	37%
Gold production (oz)	2,740	2,073	32%	6,843	4,758	44%

Copper equivalent pounds (000's)(1)	10,173	7,420	37%	27,776	19,184	45%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2020 were calculated using the following realized prices: $24.89/oz Ag, $2.97/lb Cu, $1.08/lb Zn, $0.85/lb Pb, $1,916/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2019 were calculated using the following realized prices: $17.28/oz Ag, $2.63/lb Cu, $1.06/lb Zn, $0.94/lb Pb, $1,481/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2020 were calculated using the following realized prices: $19.35/oz Ag, $2.63/lb Cu, $0.97/lb Zn, $0.80/lb Pb, $1,742/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized prices: $15.91/oz Ag, $2.74/lb Cu, $/1.16lb Zn, $0.91/lb Pb, $1,370/oz Au.

The Bolivar Mine processed a quarterly record of 410,468 tonnes in Q3 2020, representing a 24% increase over Q3 2019. The average daily ore throughput realized during the quarter was approximately 4,691 tpd, and the Company remains on track to reach the targeted 5,000 tpd during Q4 2020. The 24% increase in throughput, higher gold head grades, and higher recoveries partially offset by lower silver grades resulted in a 37% increase in copper equivalent pounds produced during Q3 2020 compared to Q3 2019. In Q3 2020, copper production increased by 32% to 6,734,000 pounds, silver production increased 15% to 199,000 ounces, and gold production increased 32% to 2,740 ounces compared to Q3 2019.

Development and infrastructure improvements continue in the effort to achieve ore throughput at Bolivar of 5,000 TPD during Q4 2020. Increased throughput and the use of massive mining methods have increased dilution at the stopes, reducing head grade to the plant. Target mining areas will be the El Gallo Mine and Bolivar W. Infill drilling will continue on the Bolivar West and Gallo Inferior areas, while mine development will focus on the Gallo Inferior and Bolivar W zones, with priority towards deepening of the ramps. This work will allow the Company to increase the number of minable stopes available in order to increase ore throughput at the plant.

On October 20, 2020, the Company announced results of Bolivar’s Preliminary Economic Assessment (PEA), which considered doubling its plant processing rate to 10,000 tpd. The full NI 43-101 technical report was filed on November 5, 2020 and is available for review on SEDAR (sedar.com), EDGAR (SEC.gov) and the Company’s website (sierrametals.com).

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

During Q3 2020 the Company drilled 3,220 meters down in the NE system from Santa Rosa de Lima.

Cusi Production

A summary of contained metal production from the Cusi Mine for the three and nine months ended September 30, 2020 has been provided below:

Cusi Production	Three Months Ended			Nine Months Ended
	Sep 30, 2020	Sep 30, 2019	% Var.	Sep 30, 2020	Sep 30, 2019	% Var.
Tonnes processed (t)	69,835	70,404	-1%	147,746	223,871	-34%
Daily throughput	1,074	805	33%	969	853	14%

Silver grade (g/t)	168.65	141.47	19%	143.46	131.39	9%
Gold grade (g/t)	0.18	0.15	20%	0.18	0.15	19%
Lead grade	0.25%	0.14%	79%	0.29%	0.18%	62%

Silver recovery (flotation)	80.36%	84.65%	-5%	80.29%	78.91%	2%
Gold recovery (lixiviation)	43.61%	39.57%	10%	45.17%	38.12%	19%
Lead recovery	79.30%	78.30%	1%	82.18%	75.90%	8%

Silver production (000 oz)	304	271	12%	547	746	-27%
Gold production (oz)	173	135	28%	385	414	-7%
Lead production (000 lb)	305	168	82%	776	671	16%

Silver equivalent ounces (000's)(1)	328	292	12%	614	820	-25%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2020 were calculated using the following realized prices: $24.89/oz Ag, $2.97/lb Cu, $1.08/lb Zn, $0.85/lb Pb, $1,916/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2019 were calculated using the following realized prices: $17.28/oz Ag, $2.63/lb Cu, $1.06/lb Zn, $0.94/lb Pb, $1,481/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2020 were calculated using the following realized prices: $19.35/oz Ag, $2.63/lb Cu, $0.97/lb Zn, $0.80/lb Pb, $1,742/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized prices: $15.91/oz Ag, $2.74/lb Cu, $/1.16lb Zn, $0.91/lb Pb, $1,370/oz Au.

The Cusi mine produced a record 304,000 ounces of silver during the quarter, despite being in care and maintenance for part of the quarter. The mine resumed operations on July 28, 2020 and operated for 65 days during the quarter. Ore throughput reached approximately 1,074 tpd during Q3 2020, which was 33% higher than throughput rate achieved in Q3 2019. The mine continues to work towards reaching full capacity during Q4 2020. Total quarterly throughput was 69,835 tonnes which was 1% below the Q3 2019 throughput due to lower number of operating days in Q3 2020. Higher silver and gold grades, and higher gold recoveries were partially offset by 5% lower silver recoveries during Q3 2020 resulting in a 12% increase in silver equivalent ounces produced, despite slightly lower throughput.

Mine development and production were also focused on the Northeast Southwest vein system, as exploration results indicated higher grades (please refer to press release dated June 18, 2020 – Sierra Metals confirms new high-grade silver zone at its Cusi Mine). Ore processed from the NE SW vein system negatively impacted recoveries as the presence of pyrite reduced the flotation capacity at the plant. The Company is conducting metallurgical research to be able to adapt the process to this condition.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Silver production increased 12% to 304,000 ounces, gold production increased 28% to 173 ounces increased 62%, and lead production increased 82% to 305,000 pounds in Q3 2020 compared to Q3 2019.

Expansion Studies

The Company is undertaking expansion studies to determine the best growth options for its operations in Peru and Mexico. On October 20, 2020, the Company announced the results of the Preliminary Economic Assessment (“PEA”), which considered doubling the output as the best option for its Bolivar mine from 5,000 tpd to 10,000 tpd. The Company intends to release the PEA results for the Yauricocha mine and Cusi mine also in Q4 2020.

Consolidated Mineral Reserves and Resources as on December 31, 2019

The following table shows the status of consolidated Mineral Reserves and Resources as on December 31, 2019, considering the last technical reports for each site and depletion until the end of year 2019:

Consolidated Reserves and Resources

Reserves - Proven and Probable (1)											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Proven	2,458	52	1.27	0.89	3.16	0.58	-	-	7.55	4	69	48	171	46		-	409
	Probable	5,775	44	1.07	0.70	3.00	0.47	-	-	6.66	8	136	89	382	86		-	847
Total	Proven & Probable	8,233	46	1.13	0.75	3.05	0.50	-	-	6.9	12	205	137	553	132	-	-	1,257

Resources - Measured and Indicated											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Measured	3,455	66	1.31	1.17	3.47	0.71	-	-	8.44	7	100	89	265	78	-	-	643
	Indicated	8,989	46	1.30	0.70	2.80	0.60	-	-	7.02	13	258	139	555	173	-	-	1,391
	Measured & Indicated	12,444	51	1.30	0.83	2.99	0.63	-	-	7.41	21	358	228	820	251	-	-	2,034
Bolivar	Measured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Indicated	19,352	15	0.77	-	-	0.21	-	0.96	-	9	329	-	-	128	-	410	-
	Measured & Indicated	19,352	15	0.77	-	-	0.21	-	0.96	-	9	329	-	-	128	-	410	-
Cusi	Measured	362	225	-	0.55	0.68	0.13	268	-	-	3	-	4	5	2	3	-	-
	Indicated	3,682	224	-	0.67	0.69	0.22	276	-	-	26	-	55	56	26	33	-	-
	Measured & Indicated	4,044	224	-	0.66	0.69	0.21	276	-	-	29	-	59	61	28	36	-	-
Total	Measured & Indicated	35,840	51	0.87	0.36	1.12	0.35				59	687	287	881	406	36	410	2,034

Resources - Inferred											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha		6,632	43	1.19	0.47	2.16	0.58	-	-	5.93	9	175	69	315	123	-	-	867
Bolivar		21,387	14	0.78	-	-	0.21	-	0.96	-	10	368	-	-	146	-	453	-
Cusi		1,633	158	-	0.54	0.84	0.16	207	-	-	8	-	19	30	8	11	-	-
Total	Inferred	29,652	29	0.83	0.13	0.53	0.29				27	544	88	345	277	11	453	867

(1) A PEA Technical Report for Bolivar was filed on November 5, 2020. In accordance with NI 43-101 rules, the Bolivar Mineral Reserves are not valid after the issuance this PEA and have been removed from the above table. They will be reported as part of an NI 43-101 Mineral Reserve Report or Prefeasibility Study expected in early Q2 2021.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

6.	SUMMARIZED FINANCIAL RESULTS

Nine months ended September 30, 2020 (compared to the nine months ended September 30, 2019)

Net income (loss) attributable to shareholders for 9M 2020 was $15.8 million (9M 2019: $(0.1) million) or $0.10 per share (basic and diluted) (9M 2019: $(0.00). The major differences between these periods are explained below.

Revenues

Revenue from metals payable at the Yauricocha Mine in Peru of $101.7 million for 9M 2020 decreased by 11% compared to $113.8 million of revenues in 9M 2019. Sales for the nine-month period were lower mainly due to a 70% increase in treatment and refining charges, which were partially offset by higher quantity and sales prices of metals, except lead. Copper sales increase 7% to 14.6 million pounds, zinc sales increased 9% to 51.1 million pounds, silver sales increased 2% to 1.1 million ounces, gold sales increased 17% to 2,133 ounces while lead sales decreased 3% to 23.4 million pounds.

Revenue from metals payable in Mexico were $69.0 million for 9M 2020 compared to $50.6 million in 9M 2019. Revenues increased by 36% in Mexico during 9M 2020, as the strong operational performance from the Bolivar mine more than compensated for the loss of production from the Cusi mine, which remained in care and maintenance for approximately four months.

Revenue from metals payable at the Bolivar Mine were $58.7 million for 9M 2020 compared to $40.7 million in 9M 2019. Ore throughput for 9M 2020 increased 19% as compared to 9M 2019. Further head grades and recoveries were higher for all metals, except gold recoveries, which were in line with recoveries in 9M 2019. During 9M 2020, copper payable pounds increased 27%, silver payable ounces increased 53% and gold payable ounces increased 70% as compared to 9M 2019.

Revenue from metals payable at the Cusi Mine for 9M 2020 were $10.3 million compared to $9.9 million in 9M 2019. This 4% increase in revenue was driven mainly by higher head grades and recoveries for silver and gold, which partially offset the impact of 34% lower throughput during 9M 2020 resulting from approximately four months of COVID related care and maintenance period. Cusi revenues were further boosted by the increase in precious metal prices during 9M 2020. Average realized price for silver increased by 22% and gold by 27% as compared to 9M 2019.

The following table shows the Company’s realized selling prices for the last seven quarters:

Realized Metal Prices	2020			2019
(In US dollars)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver (oz)	$24.89	$16.59	$16.57	$17.42	$17.28	$14.88	$15.57
Copper (lb)	$2.97	$2.40	$2.53	$2.69	$2.63	$2.75	$2.85
Lead (lb)	$0.85	$0.76	$0.80	$0.92	$0.94	$0.85	$0.94
Zinc (lb)	$1.08	$0.89	$0.93	$1.07	$1.06	$1.20	$1.23
Gold (oz)	$1,916	$1,722	$1,585	$1,506	$1,481	$1,323	$1,305

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Yauricocha’s cost of sales per copper equivalent payable pound was $1.03 (9M 2019 - $1.19), cash cost per copper equivalent payable pound was $0.97 (9M 2019 - $1.10), and AISC per copper equivalent payable pound of $2.00 (9M 2019 - $1.84). The increase in the AISC per copper equivalent payable pound for 9M 2020 compared to the same period in 2019 was largely due to the 70% increase in treatment and refining charges. Cash costs per copper equivalent pound was lower due to the 26% drop in operating costs per tonne, attributable to lower labor costs, contractor costs and consumables, and 2% increase in copper equivalent pounds as compared to 9M 2019. Operating costs for the nine-month period of 2020 include $2.8 million for COVID-19 testing and to quarantine employees and contractors.

Bolivar’s cost of sales per copper equivalent payable pound was $1.07 (9M 2019 - $1.89), cash cost per copper equivalent payable pound was $1.06 (9M 2019 - $1.62), and AISC per copper equivalent payable pound was $1.72 (9M 2019 - $2.84) for 9M 2020. The decrease in unit costs in Bolivar was largely driven by the 48% increase in copper equivalent pounds sold during the nine- month period of 2020 as compared to the same period of 2019. Sustaining capital was 59% lower than 9M 2019, largely due to the COVID-19 related deferral or cancellation of capital projects in 2020.

Cusi’s cost of sales per silver equivalent payable ounce was $19.70 (9M 2019 - $11.18), cash cost per silver equivalent payable ounce was $17.20 (9M 2019 - $17.62), and AISC per silver equivalent payable ounce was $23.54 (9M 2019 - $26.22) for 9M 2020. AISC per silver equivalent payable ounce decreased due to lower sustaining capital expenditures and lower operating costs per tonne during 9M 2020 as compared to 9M 2019.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for 9M 2020 of $29.1 million compared to $26.7 million for the same period in 2019.

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $6.2 million for 9M 2020 (9M 2019: $7.7 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

The Company incurred general and administrative expenses of $14.6 million in 9M 2020 compared to $14.3 million in 9M 2019. The increase in general and administrative costs in 9M 2020 resulted largely from the settlement of the Polo Y Ron litigation in Mexico and related legal costs incurred in Q1 2020. This increase was partially offset by COVID-19 related savings in some G&A expenses such as travel and office expenses.

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $65.9 million during 9M 2020 (9M 2019: $46.2 million) which was comprised of $39.2 million (9M 2019: $45.2 million) from the Peruvian operations and $29.5 million (9M 2019: $4.5 million) from the operations in Mexico. The increase in adjusted EBITDA was a combined impact of higher revenues and lower operating costs, as the Company achieved a 6% increase in consolidated throughput for the nine-month period of 2020.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Metals payable were pushed higher by improved head grades at the Mexican operations. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded current tax expense of $11.5 million for 9M 2020 compared to $12.2 million in 9M 2019. The decrease was the result of the lower taxable income generated in Peru during 9M 2020 compared to 9M 2019.

During 9M 2020, the Company recorded a deferred tax expense of $1.7 million compared to a $1.5 million deferred tax recovery in 9M 2019. The deferred tax expense in 2020 resulted from the weakening of the Peruvian Soles as compared to the US dollar and is net of the non-cash deferred tax recovery associated with the acquisition of Corona.

Adjusted net income attributable to shareholders (1)

Adjusted net income attributable to shareholders (1) of $20.9 million, or $0.13 per share, for 9M 2020 was higher than the adjusted net income of $6.6 million, or $0.04 per share for 9M 2019. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Other Comprehensive Income

Other comprehensive income (“OCI”) for 9M 2020 was $17.6 million compared to OCI of $3.6 million in 9M 2019. OCI includes a foreign currency loss of $(0.5) million for 9M 2020 (9M 2019: $0.2 million).

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

The following tables display selected financial results for the nine-month period detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2020	$	$	$	$	$
Revenue (1)	101,703	58,654	10,313	-	170,670

Production cost of sales	(51,573)	(26,298)	(10,767)	-	(88,638)
Depletion of mineral property	(6,192)	(2,803)	(1,356)	-	(10,351)
Depreciation and amortization of property, plant and equipment	(9,089)	(7,378)	(2,280)	-	(18,747)
Cost of sales	(66,854)	(36,479)	(14,403)	-	(117,736)
Gross profit (loss) from mining operations	34,849	22,175	(4,090)	-	52,934
Net income (loss) from operations	8,446	17,307	(3,971)	(3,739)	18,043
Adjusted EBITDA	39,214	29,346	128	(2,833)	65,855

(1) Includes provisional pricing adjustments of: $495 for Yauricocha, $(110) for Bolivar, and $326 for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2019	$	$	$	$	$
Revenue (1)	113,752	40,713	9,939	-	164,404

Production cost of sales	(58,210)	(25,701)	(13,711)	-	(97,622)
Depletion of mineral property	(10,413)	(2,488)	(622)	-	(13,523)
Depreciation and amortization of property, plant and equipment	(4,821)	(6,626)	(1,692)	-	(13,139)
Cost of sales	(73,444)	(34,815)	(16,025)	-	(124,284)
Gross profit (loss) from mining operations	40,308	5,898	(6,086)	-	40,120
Net income (loss) from operations	15,600	120	(7,521)	(4,798)	3,401
Adjusted EBITDA	45,215	9,324	(4,828)	(3,558)	46,153

(1) Includes provisional pricing adjustments of: $671 for Yauricocha, $(12) for Bolivar, and $(4) for Cusi.

Cash Flows

Cash flow generated from operations before movements in working capital of $66.8 million for 9M 2020 increased compared to $46.4 million in 9M 2019. The increase in operating cash flow is mainly the result of higher revenues generated and higher gross margins realized.

Net cash flow of $(23.0) million (9M 2019: $(41.2) million) used in investing activities during 9M 2020 consists of development costs, equipment purchases, plant improvement expenditures required to meet throughput increases, expenditures on shafts and ventilation Due to the challenges related to COVID-19, capital expenditure plans were altered to cancel or defer some of the capital programs for cash preservation.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

A breakdown of the Company’s capital expenditures of $23.0 million during the nine months ended September 30, 2020 is presented below:

9M 2020 Capital Expenditures by Mine
($000)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Exploration	$693	$2,166	$60	$2,919
Development	$3,622	$2,372	$523	$6,517
Investment in Equipment	$3,716	$1,142	$494	$5,352
Mascota Shaft / Central Shaft	$611	$-	$-	$611
Concentrator Plant Improvements	$640	$363	$137	$1,140
Ventilation	$709	$-	$-	$709
Tailings dam	$82	$854	$357	$1,293
Other	$199	$803	$206	$1,208
Yauricocha Shaft	$258	$-	$-	$258
Ramp Lv 720 Mascota - Esperanza	$872	$-	$-	$872
Mine Camp	$1,456	$-	$-	$1,456
Mining Concession Fees	$-	$621	$-	$621
	$12,858	$8,321	$1,777	$22,956

Net cash flow of $(3.2) million (9M 2019: $37.9 million) from (used in) financing activities for 9M 2020 consists of interest payment on the BCP credit facility.

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

	2020			2019				2018
(In thousands of United States dollars, except per share amounts)	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Revenues	73,211	41,901	55,558	64,634	64,551	50,673	49,180	55,019
Adjusted EBITDA	37,186	12,595	16,074	19,104	21,554	12,558	12,041	15,263
Adjusted net income attributable to shareholders	18,377	1,344	1,210	7,228	4,115	1,645	886	783
Net income (loss) attributable to shareholders	17,531	154	(1,869)	4,534	1,779	(158)	(1,724)	(2,654)

Basic and diluted earnings (loss) per share ($)	0.11	-	(0.01)	0.03	0.01	-	(0.01)	(0.01)

Three months ended September 30, 2020 (compared to the three months ended September 30, 2019)

Net income attributable to shareholders for Q3 2020 was $17.5 million, or $0.11 per share (basic and diluted), compared to net income of $1.8 million, or $0.01 per share (basic and diluted) for the same period in 2019. The major differences between these periods are explained below.

Revenues

Revenues for Q3 2020 from metals payable from the Yauricocha Mine in Peru were $44.6 million, in line with $44.4 million in Q3 2019, as the increase in average realized sale prices were offset by lower payable metals and higher treatment and refining costs as compared to Q3 2019.

Revenue from metals payable in Mexico were $28.6 million for Q3 2020, compared to $20.1 million for the same period in 2019. Revenues in Mexico increased as a result higher payable metals from both mines combined with higher average realized sale prices, as per comparative table of metal prices on page 16.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Revenues generated at the Bolivar Mine for Q3 2020 were $23.3 million, compared to $14.7 million for the same period in 2019. The increase in revenues was a result of the 24% increase in throughput, higher recoveries for all metals, and higher realized metal prices for copper (13%), silver (44%) and gold (29%). This was partially offset by a 11% decrease in silver head grades during the quarter.

Q3 2020 revenues of $5.3 million generated at the Cusi Mine were in line with revenues of Q3 2019, despite being operational for only 65 days in Q3 2020, as the impact of the 19% higher silver head grades, 17% higher gold head grades and higher realized sale price for both precious metals, were offset by lower silver equivalent ounces sold.

Yauricocha’s cost of sales per copper equivalent payable pound was $0.92 (Q3 2019 - $1.04), cash cost per copper equivalent payable pound was $0.82 (Q3 2019 - $0.94), and AISC per zinc equivalent payable pound of $1.93 (Q3 2019 - $1.64). Cash costs per pound were driven lower mainly by the 26% lower operating costs per tonne during Q3 2020. The increase in the AISC per copper equivalent payable pound for Q3 2020 compared to Q3 2019 was due to the higher treatment and refining costs, higher sustaining capital and 5% lower copper equivalent payable pounds attributable to lower head grades and recoveries for all metals, except zinc.

Bolivar’s cost of sales per copper equivalent payable pound was $1.02 (Q3 2019 - $1.86), cash cost per copper equivalent payable pound was $1.01 (Q3 2019 - $1.40), and AISC per copper equivalent payable pound was $1.72 (Q3 2019 - $2.53) for Q3 2020. The decrease in the AISC per copper equivalent payable pound was due to lower operating costs per tonne and lower sustaining capital as compared to Q3 2019. Additionally, copper equivalent payable pounds were driven 36% higher by the 24% higher throughput and the increase in metal recoveries during Q3 2020 as compared to the same quarter of 2019.

Cusi’s cost of sales per silver equivalent payable ounce was $13.53 (Q3 2019 - $10.10), cash cost per silver equivalent payable ounce was $11.56 (Q3 2019 - $18.77), and AISC per silver equivalent payable ounce was $16.47 (Q3 2019 - $24.60) for Q3 2020. AISC per silver equivalent payable ounce decreased despite 31% lower silver equivalent ounces payable, resulting from unsold concentrate inventory at quarter end. Cash costs and AISC per silver equivalent payable ounce was lower due to 13% lower operating costs and 65% lower sustaining costs capital during the Q3 2020 as compared to Q3 2019.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q3 2020 of $10.9 million compared to $10.4 million for the same period in 2019.

A large component of the non-cash depletion, depreciation and amortization expense is the depletion charge on the acquisition of Corona of $2.4 million for Q3 2020 compared to $2.9 million for the same period in 2019. The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

The Company incurred general and administrative expenses of $4.5 million for Q3 2020 compared to $4.9 million for Q3 2019. General and administrative costs decreased in Q3 2020 mainly due to savings in travel expenses and office expenses, resulting from COVID-19 restrictions.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Adjusted EBITDA (1)

Adjusted EBITDA (1) of $37.2 million for Q3 2020 increased by 73% compared to $21.6 million in Q3 2019. The increase in adjusted EBITDA in Q3 2020 was due to the increase in revenues realized and lower operating costs at all three mines, discussed previously.

Income taxes

The Company recorded current tax expense of $7.4 million for Q3 2020 compared to $5.8 million in Q3 2019 and the increase was the result of the higher taxable income generated in Peru during Q3 2020 compared to Q3 2019.

During Q3 2020, the Company recorded a deferred tax recovery of $0.7 million compared to a deferred tax expense of $0.3 million in Q3 2019. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has decreased year over year in line with the non-cash depletion charge mentioned previously.

Adjusted net income attributable to shareholders

The Company recorded an adjusted net income of $18.4 million for Q3 2020 compared to $4.1 million for Q3 2019. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Other Comprehensive Income (Loss)

OCI for Q3 2020 was $19.2 million compared to OCI of $3.0 million for the same period in 2019. OCI includes a foreign currency loss of $(0.3) million in Q3 2020 (Q3 2019: $(0.2) million). The unrealized foreign currency translation loss was caused by the weakening of the Canadian dollar relative to the US dollar during the quarter, which resulted in a foreign exchange loss on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

The following tables display selected quarterly financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2020	$	$	$	$	$
Revenue (1)	44,580	23,308	5,323	-	73,211

Production cost of sales	(17,417)	(8,596)	(3,234)	-	(29,247)
Depletion of mineral property	(2,447)	(1,127)	(648)	-	(4,222)
Depreciation and amortization of property, plant and equipment	(3,651)	(2,622)	(448)	-	(6,721)
Cost of sales	(23,515)	(12,345)	(4,330)	-	(40,190)
Gross profit (loss) from mining operations	21,065	10,963	993	-	33,021
Net income (loss) from operations	10,039	9,224	1,588	(1,361)	19,490
Adjusted EBITDA	23,593	12,702	1,761	(870)	37,186

(1) Includes provisional pricing adjustments of: $(876) for Yauricocha, $1,144 for Bolivar, and $(81) for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2019	$	$	$	$	$
Revenue (1)	44,427	14,675	5,449	-	64,551

Production cost of sales	(20,753)	(8,175)	(6,854)	-	(35,782)
Depletion of mineral property	(3,861)	(773)	(245)	-	(4,879)
Depreciation and amortization of property, plant and equipment	(2,385)	(2,417)	(768)	-	(5,570)
Cost of sales	(26,999)	(11,365)	(7,867)	-	(46,231)
Gross profit (loss) from mining operations	17,428	3,310	(2,418)	-	18,320
Net income (loss) from operations	6,592	3,337	(5,381)	(1,316)	3,232
Adjusted EBITDA	20,284	6,692	(4,366)	(1,056)	21,554

(1) Includes provisional pricing adjustments of: $(5) for Yauricocha, $117 for Bolivar, and $13 for Cusi.

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s balance sheet as at September 30, 2020 and December 31, 2019:

(000's)	September 30, 2020	December 31, 2019
Cash and cash equivalents	$63,846	$42,980
Working capital	$62,931	$49,922
Total assets	$430,938	$411,447

Debt (net of financing fees)	$99,376	$99,814
Total liabilities	$200,868	$199,428
Equity attributable to owners of the Company	$192,607	$176,783

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Cash and cash equivalents of $63.9 million and working capital of $62.9 million as at September 30, 2020 compared to $43.0 million and $49.9 million, respectively, at the end of 2019. Cash and cash equivalents have increased during 9M 2020 due to $47.2 million of operating cash flows being partially offset by capital expenditures incurred in Mexico and Peru of $23.0 million and interest payment of $3.2 million.

Trade and other receivables as at September 30, 2020 include $5.5 million (December 31, 2019 - $9.2 million) of Mexican value-added tax (“VAT”) receivables. The Company expects to collect or offset the VAT balance against 2020 VAT payables. Amounts included in trade and other receivables are current and the Company has no allowance for doubtful accounts as at September 30, 2020.

Working capital as at September 30, 2020 includes $0.7 million being fair value of derivative instruments related to Silver Forward contracts for part of Cusi’s Q4 2020 production as per the following table:

	Contract Prices	Cash settlement	Contract Quantities
Silver
Silver forwards (October to December)	$26.55 - $26.80 / ounce	Monthly	240,000 ounces

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000's)	Limit	September 30, 2020	December 31, 2019
Senior Secured Corporate Facility with BCP(1)	$100,000	$99,376	$99,814
Total Debt		$99,376	$99,814

Less cash balances		$63,846	$42,980
Net Debt		$35,530	$56,834

(1) See condensed interim consolidated financial statements as at September 30, 2020 for details of the Senior Secured Corporate Credit Facility.

Outstanding shares

The authorized share capital at September 30, 2020 was an unlimited number of common shares without par value. As at November 5, 2020, the Company had 162.8 million shares issued and outstanding (December 31, 2019 – 162.1 million shares issued and outstanding).

As at September 30, 2020, there were 1,409,058 RSUs outstanding at a weighted average fair value of C$1.57.

As at November 5, 2020 there are 1,409,058 RSU’s outstanding at a weighted average fair value of C$1.57.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

10.	OTHER RISKS AND UNCERTAINTIES

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

The claim associated with the Company’s Mexican operations are discussed in detail below:

In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz, as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. On November 3, 2014, the Sixth Civil Court of Chihuahua ruled against the plaintiff, noting that the legal route by which the plaintiff presented his claim was not admissible. On February 17, 2017 the State Court issued a ruling dismissing the arguments of the plaintiff.  Sierra Metals is attentive to any legal action that is generated in relation to this process.

Carlos Emilio Seijas Bencomo, a relative of Ambrosio Bencomo Casavantes and Ambrosio Bencomo Muñoz, following the steps of the Ambrosio lawsuit, filed a similar personal action to claim annulment and revocation of the purchase of the two mining concessions. In May 31, 2019, the Second Federal Civil Court issued a resolution ordering: a) the annulment and revocation of the purchase agreement of the two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V., and b) the payment of a sum of money pending to be defined by concept of restitution of the benefits of those two mining concessions. In June 2019, a Federal Court Chihuahua granted Sierra Metals a suspension of this adverse resolution issued. At this time, the appeal (writ of amparo) presented by the Company is pending to be resolved by the Third Federal Collegiate Court of Civil and Labor Matters of the Seventeenth circuit in Chihuahua. Sierra Metals will continue to vigorously defend this action and is confident that the claim is of no merit.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

11.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended		Nine Months Ended
(In thousands of United States dollars)	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net income (loss)	$19,490	$3,232	$18,043	$3,401

Adjusted for:
Depletion and depreciation	11,109	10,593	29,264	26,907
Interest expense and other finance costs	1,025	1,417	3,411	3,710
NRV adjustments on inventory	-	-	1,216	-
Interest income	-	(285)	-	(304)
Share-based payments	199	138	465	821
Foreign currency exchange and other provisions	(365)	338	129	917
Derivative gains	(941)	-	(941)	-
Legal settlement and related charges	-	-	1,068	-
Income taxes	6,669	6,121	13,200	10,701
Adjusted EBITDA	$37,186	$21,554	$65,855	$46,153

Non-IFRS reconciliation of adjusted net income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted net income to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended		Nine Months Ended
(In thousands of United States dollars)	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net income (loss) attributable to shareholders	$17,531	$1,779	$15,816	$(103)
Non-cash depletion charge on Corona's acquisition	2,446	2,869	6,192	7,689
Deferred tax recovery on Corona's acquisition depletion charge	(858)	(1,009)	(2,163)	(2,678)
Share-based compensation	199	138	465	821
Legal settlement and related charges	-	338	1,068	917
Foreign currency exchange loss (gain)	-	-	494	-
Derivative gains	(941)	-	(941)	-
Adjusted net income attributable to shareholders	$18,377	$4,115	$20,931	$6,646

Cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce, copper equivalent payable pound, and zinc equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound, and has included calculations of this metric in the reconciliations within the applicable tables to follow.

All-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statements of income (loss) for the three and nine months ended September 30, 2020 and 2019:

		Three months ended				Three months ended
(In thousand of US dollars, unless stated)		September 30, 2020				September 30, 2019
		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales		23,515	12,345	4,330	40,190	26,999	11,365	7,866	46,231
Reverse: Workers Profit Sharing		(1,531)	-	-	(1,531)	(1,180)	-	-	(1,180)
Reverse: D&A/Other adjustments		(6,365)	(3,830)	(1,567)	(11,762)	(6,991)	(2,668)	(1,371)	(11,030)
Reverse: Variation in Finished Inventory		317	311	1,239	1,867	2,020	1,049	(1,845)	1,224
Total Cash Cost		15,936	8,826	4,002	28,764	20,848	9,746	4,651	35,244
Tonnes Processed		318,155	410,468	69,835	798,458	307,239	331,818	70,404	709,461
Cash Cost per Tonne Processed	US$	50.09	21.50	57.31	36.02	67.86	29.37	66.06	49.68

		Nine months ended				Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2020				September 30, 2019
		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales		66,854	36,479	14,403	117,736	73,444	34,815	16,024	124,284
Reverse: Workers Profit Sharing		(2,222)	-	-	(2,222)	(2,415)	-	-	(2,415)
Reverse: D&A/Other adjustments		(16,123)	(10,489)	(5,004)	(31,616)	(17,273)	(7,844)	(3,602)	(28,719)
Reverse: Variation in Finished Inventory		(3,583)	(206)	774	(3,015)	1,085	393	589	2,067
Total Cash Cost		44,926	25,784	10,173	80,883	54,841	27,364	13,012	95,216
Tonnes Processed		805,914	1,096,981	147,746	2,050,641	795,218	921,263	223,871	1,940,353
Cash Cost per Tonne Processed	US$	55.75	23.50	68.85	39.44	68.96	29.70	58.12	49.07

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Yauricocha’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three and nine months ended September 30, 2020 and 2019:

Yauricocha:

YAURICOCHA		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Cash Cost per zinc equivalent payable pound
Total Cash Cost		15,936	20,848	44,926	54,841
Variation in Finished inventory		(317)	(2,020)	3,583	(1,085)
Total Cash Cost of Sales		15,619	18,828	48,509	53,756
Treatment and Refining Charges		12,798	7,637	32,857	19,365
Selling Costs		1,377	1,338	3,573	3,238
G&A Costs		1,982	2,146	6,441	6,263
Sustaining Capital Expenditures		4,700	2,798	8,752	7,274
All-In Sustaining Cash Costs		36,476	32,747	100,132	89,896
Silver Equivalent Payable Ounces (000's)		2,258	3,039	6,808	8,358
Cost of Sales		17,417	20,753	51,573	58,210
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	7.71	6.83	7.58	6.96
Cash Cost per Silver Equivalent Payable Ounce	(US$)	6.92	6.20	7.13	6.43
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	16.15	10.78	14.71	10.76
Copper Equivalent Payable Pounds (000's)		18,940	19,966	50,053	48,886
Cost of Sales per Copper Equivalent Payable Pound	(US$)	0.92	1.04	1.03	1.19
Cash Cost per Copper Equivalent Payable Pound	(US$)	0.82	0.94	0.97	1.10
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.93	1.64	2.00	1.84
Zinc Equivalent Payable Pounds (000's)		52,166	49,538	136,263	116,177
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.33	0.42	0.38	0.50
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.30	0.38	0.36	0.46
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.70	0.66	0.73	0.77

The following table provides detailed information on Bolivar’s cost of sales, cash cost, and all-in sustaining cost per copper equivalent payable pound, zinc equivalent payable pound, and silver equivalent payable ounce for the three and nine months ended September 30, 2020 and 2019:

Bolivar:

BOLIVAR		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Cash Cost per copper equivalent payable pound
Total Cash Cost		8,826	9,746	25,784	27,364
Variation in Finished inventory		(311)	(1,049)	206	(393)
Total Cash Cost of Sales		8,515	8,697	25,990	26,971
Treatment and Refining Charges		1,447	1,548	4,995	4,604
Selling Costs		1,045	1,108	3,104	2,914
G&A Costs		1,013	1,257	4,015	2,665
Sustaining Capital Expenditures		2,466	3,091	4,156	10,098
All-In Sustaining Cash Costs		14,486	15,701	42,260	47,252
Silver Equivalent Payable Ounces (000's)		1,006	944	3,343	2,868
Cost of Sales		8,596	11,536	26,298	31,530
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	8.54	12.22	7.87	10.99
Cash Cost per Silver Equivalent Payable Ounce	(US$)	8.46	9.21	7.77	9.40
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	14.40	16.63	12.64	16.48
Copper Equivalent Payable Pounds (000's)		8,438	6,202	24,581	16,656
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.02	1.86	1.07	1.89
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.01	1.40	1.06	1.62
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.72	2.53	1.72	2.84
Zinc Equivalent Payable Pounds (000's)		23,240	15,388	66,918	39,463
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.37	0.75	0.39	0.80
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.37	0.57	0.39	0.68
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.62	1.02	0.63	1.20

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Cusi’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three and nine months ended September 30, 2020 and 2019:

Cusi:

CUSI		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Cash Cost per silver equivalent payable ounce
Total Cash Cost		4,002	4,651	10,173	13,012
Variation in Finished inventory		(1,239)	1,845	(774)	(589)
Total Cash Cost of Sales		2,763	6,495	9,399	12,422
Treatment and Refining Charges		503	602	1,257	1,327
Selling Costs		158	243	499	640
G&A Costs		201	276	541	585
Sustaining Capital Expenditures		311	894	1,167	3,512
All-In Sustaining Cash Costs		3,936	8,510	12,863	18,486
Silver Equivalent Payable Ounces (000's)		239	346	546	705
Cost of Sales		3,234	3,493	10,767	7,882
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	13.53	10.10	19.70	11.18
Cash Cost per Silver Equivalent Payable Ounce	(US$)	11.56	18.77	17.20	17.62
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	16.47	24.60	23.54	26.22
Copper Equivalent Payable Pounds (000's)		2,005	2,274	4,017	4,226
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.61	1.54	2.68	1.87
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.38	2.86	2.34	2.94
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.96	3.74	3.20	4.37
Zinc Equivalent Payable Pounds (000's)		5,521	5,642	10,937	10,136
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.59	0.62	0.98	0.78
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.50	1.15	0.86	1.23
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.71	1.51	1.18	1.82

Consolidated:

CONSOLIDATED		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Total Cash Cost of Sales		26,897	34,020	83,898	93,149
All-In Sustaining Cash Costs		54,898	56,958	155,255	155,634
Cost of Sales		29,247	35,782	88,638	97,622
Silver Equivalent Payable Ounces (000's)		3,503	4,329	10,698	11,931
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	8.35	8.27	8.29	8.18
Cash Cost per Silver Equivalent Payable Ounce	(US$)	7.68	7.86	7.84	7.81
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	15.67	13.16	14.51	13.04
Copper Equivalent Payable Pounds (000's)		29,382	28,442	78,651	69,768
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.00	1.26	1.13	1.40
Cash Cost per Copper Equivalent Payable Pound	(US$)	0.92	1.20	1.07	1.34
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.87	2.00	1.97	2.23
Zinc Equivalent Payable Pounds (000's)		80,927	70,568	214,118	165,776
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.36	0.51	0.41	0.59
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.33	0.48	0.39	0.56
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.68	0.81	0.73	0.94

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2019 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long- term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit. As at September 30, 2020, management assessed its mining property assets and exploration and evaluation expenditures for impairment and determined that no impairment was required.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

V.	Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in the audited consolidated financial statements.

13.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at September 30, 2020.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at September 30, 2019, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2020. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at September 30, 2020 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, ICFR.

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 30, 2020 available at www.sedar.com and at www.sec.gov under the Company’s name.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper, zinc, and gold (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the Corporate Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.